UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-42183

QMMM Holdings Ltd.

Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Regained Compliance with Nasdaq Listing Rules

As previously disclosed, on February 26, 2024, QMMM Holdings Ltd. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the bid price of the Company had closed at less than $1 per share for the period from January 8, 2025 to February 25, 2025, and, as a result did not comply with Listing Rule 5550(a)(2). Nasdaq has provided the Company with an 180 calendar days compliance period, or until August 25, 2025, in which to regain compliance with Nasdaq continued listing requirement.

On March 21, 2025, the Company received formal notification from Nasdaq, that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the last 10 consecutive business days from March 4, 2025 to March 20, 2025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Limited

Date: March 26, 2025	By:	/s/ Bun Kwai
Bun Kwai
Chief Executive Officer